

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2013

Via E-Mail
Mr. Robert Wilson
Chief Executive Officer
The Providence Service Corporation
64 East Broadway Blvd.
Tucson, AZ 85701

     Re: **The Providence Service Corporation**
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed March 15, 2012
            File No. 001-34221

Dear Mr. Wilson:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/Tia L. Jenkins

                     Tia L. Jenkins
                     Senior Assistant Chief Accountant
                     Office of Beverages, Apparel, and Mining